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                                October 2, 2020

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       50 Tice Boulevard, Suite A26
       Woodcliff Lake, NJ 07677

                                                        Re: PaxMedica, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed September 29,
2020
                                                            File No. 333-239676

       Dear Mr. Weisman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Cover Page

   1. Please revise the first paragraph to state the separate offering price for each of the common stock and the
warrants even though they will be sold together for one combined offering price. In the
alternative, please revise the registration statement to register units.
                                                        Please also revise the
cover page to clarify, if true, that fractional warrants will not be issued and to disclose
the minimum number of shares that must be purchased in order to receive one whole
warrant. We also note your disclosure on page 93 that the warrants will include an exercise
limitation. Please expand your disclosure on page 7 under the heading
                                                        "Warrants we are
offering" to include the exercise limitation.
 Howard J. Weisman
PaxMedica, Inc.
October 2, 2020
Page 2
Capitalization, page 46

2. Please update your pro forma as adjusted amounts in your capitalization table to reflect the sale of the 2,625,000 shares and warrants rather than the previously anticipated
       2,500,000 shares.
       You may contact Ameen Hamady at 202-551-5019 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward J. Weisman
                                                            Division of
Corporation Finance
Comapany NamePaxMedica, Inc.
                                                            Office of Life
Sciences
October 2, 2020 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName